SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

                     [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                     EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 20001

OR

                     [        ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                     EXCHANGE ACT OF 1934

                     For the transition period from ___ to ___

                    Commission File No. 1 - 6033

A.     United Air Lines, Inc.
         Ground Employees'  401(k) Retirement Savings Plan
         (Full title of the Plan)

          United Air Lines, Inc.
         (Employer sponsoring the Plan)

  B.     UAL Corporation
         (Issuer of the shares held pursuant to the Plan)

          1200 Algonquin Road, Elk Grove Township, Illinois
          Mailing Address: P.O. Box 66100, Chicago, Illinois    60666
          (Address of principal executive offices)

  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of    United Air Lines, Inc.
Ground Employees'  401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan as of December 31, 2001 and November 30, 2001, and the related statements of changes in net assets available for plan benefits for the month ended. December 31, 2001.  These financial statements are the responsibility of the Plan' s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan' s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan as of December 31, 2001 and November 30, 2001, and the changes in its net assets available for plan benefits for the month ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Chicago, Illinois

May 15, 2002
UNITED AIR LINES, INC.
GROUND EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

As of December 31, 2001 and November 30, 2001

(in thousands)

	December 31,	November 30,
	2001	2000
ASSETS:
Plan Interest in United Air Lines, Inc. 401(k) Plans Master Trust	$1,073,166	1,076,901
Participant contributions receivable	87	120
Total assets	1,073,253	1,077,021
LIABILITIES:
Accrued expenses	(29)	(18)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,073,224	$1,077,003

The accompanying notes to financial statements
are an integral part of these statements

UNITED AIR LINES, INC.
GROUND EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS

For the Month Ended December 31, 2001

(in thousands)

PLAN INTEREST IN UNITED AIR LINES, INC. 401(k)
PLANS MASTER TRUST INVESTMENT INCOME:
Net depreciation in value of investments (see Note 2)	$ (3,986)
Interest	1,484
Dividends	2,257
Total investment activity	(245)
CONTRIBUTIONS	5,587
TRANSFERS FROM OTHER PLANS (see Note 2)	636
BENEFIT PAYMENTS TO PLAN PARTICIPANTS	(9,746)
FEES	(11)
Net decrease in net assets
available for plan benefits during the period	(3,779)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of the period	1,077,003
End of the period	$1,073,224

The accompanying notes to financial statements
are an integral part of this statement.

UNITED AIR LINES, INC.
GROUND EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.     DESCRIPTION OF PLAN

This description is for general information purposes only.    Participants should refer to their summary plan description for detailed benefit information.

General and Plan Participants

The United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan (the "Plan") covers all employees of United Air Lines, Inc. ("United") who are represented by the International Association of Machinists and Aerospace Workers ("IAM").    Effective June 30, 2001, the public contact employees moved from the Management and Salaried Employees' 401(k) Retirement Savings Plan to the Plan.   Employees are eligible to become participants on their date of hire.    The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective December 1, 2001, the Plan changed the year end from November 30 to December 31.

Contributions and Vesting

Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 15%, subject to a maximum of $10,500    in 2001 and    in 2000. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law.   Contributions and earnings are credited to separate accounts maintained for each participant.   The balance in a participant's account is fully vested and nonforfeitable at all times.  Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 25% of annual taxable earnings or $35,000.

Participants may elect to invest in one or a combination of the investment funds described in "Investment Options."   Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

Contributions include $91,579 for month ended December 31, 2001 which were transferred from other qualified plans as rollovers under the Internal Revenue Code Sections 402(c) and 408(d).

Trustee and Record Keeper

Fidelity Management Trust Company ("Fidelity") is the Plan trustee and Fidelity Institutional Retirement Services Company is the record keeper of the Plan.

Investment Options

Fidelity provides each participant with various investment options:   Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager: Growth; Fidelity Asset Manager: Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio; Fidelity U.S. Equity Index Portfolio; Blended Income Fund and the UAL Stock Fund.    These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds).

The Master Trust's investments are stated at fair value except for the Blended Income Fund.    The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase.    The fund may also include other high-quality, income-oriented investments.    The contracts held by the Blended Income Fund are fully benefit responsive and, accordingly, have been included in the financial statements at contract value.    The fair value of the investment contracts in the Master Trust at December 31, 2001 and November 30, 2001 were $531,011 and $529,892 (in thousands), respectively.    The average yield for the year ended December 31, 2001    was approximately 6.26%.    The crediting interest rates as of December 31, 2001 was approximately    5.79%.

Quoted market prices are used to value investments.    Shares of mutual funds are valued at the net asset value of shares held by the Trust at year end.

Purchases and sales of securities are recorded on a trade-date basis.    Dividends are recorded on the ex-dividend date.

Withdrawals

Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested and existing balances:

Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions or through the purchase of an annuity.    Distributions may also be directly rolled over into an IRA or qualified plan.    Participants who have terminated employment are able to defer the distribution of the account until April 1 of the next calendar year after reaching age 70-1/2.

Distributions of accounts due to the death of a participant may be taken by the participant's beneficiary in the form of a lump sum payment or through the purchase of an annuity, subject to the limitations of the Internal Revenue Code 401(a)(9).

In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:

    -    Hardship withdrawals from 401(k) account, subject to restrictions described in the Plan.

    -    After reaching age 59-1/2, subject to certain requirements specified in the Plan, all or a portion of the participant's 401(k) account may be withdrawn.

    -   Upon reaching age 70-1/2, minimum distributions required under Internal Revenue Code 401(a)(9) must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2.    Effective January 1, 1997, active participants that have reached age 70-1/2 may choose to defer distributio

If a participant's account has never exceeded $5,000, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant's account.    Distributions from UAL Stock Fund may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash.

Plan Termination Provisions

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.    If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan.

2.        SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are presented on the accrual basis.

Investments

Assets of United Air Lines, Inc. 401(k) Plans Master Trust are owned by all participating United plans consisting of the Management and Salaried Employees' 401(k) Retirement Savings Plan, the Ground Employees' 401(k) Retirement Savings Plan, the Flight Attendant Employees' 401(k) Retirement Savings Plan, and the Mileage Plus Inc. Investment Plus Plan (for the Blended Income Fund).
(in thousands)	December 31, 2001		November 30, 2001
	Amount	Percent	Amount	Percent
Management and Salaried Employees'
401(k) Retirement Savings Plan	$739,118	25.99%	$738,153	26.00%
Ground Employees'
401(k) Retirement Savings Plan	1,073,166	37.74%	1,076,901	37.94%
Flight Attendant Employees'
401(k) Retirement Savings Plan	1,030,166	36.22%	1,022,293	36.01%
Mileage Plus, Inc. Invest Plus Plan	1,321	0.05%	1,310	0.05%
	$2,843,771	100.00%	$2,838,657	100.00%
The following table presents the investments for the Master Trust:
(in thousands)	December 31,	November 30,
	2001	2001
Magellan Fund	$ 242,847	$ 239,273
Equity-Income Fund	96,610	93,885
Growth Company Fund	613,883	608,893
Government Securities Fund	27,170	28,725
OTC Portfolio	147,040	142,251
Overseas Fund	102,542	104,914
Balanced Fund	181,960	180,281
Asset Manager	39,714	39,168
Asset Manager: Growth	51,822	48,410
Asset Manager: Income	8,145	8,169
Retirement Money Market Portfolio	95,334	95,382
U.S. Bond Index Portfolio	34,991	35,288
U.S. EQ Index Portfolio	446,872	445,527
Stated Return Fund	132,564	132,147
Blended Income Fund	515,749	516,539
UAL Stock Fund	56,327	68,725
Participant Loan Fund	50,201	51,080
Total investments	$ 2,843,771	$ 2,838,657
Net Appreciation (Depreciation) in Value of Investments

Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses.    Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year end.    The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year end.

The Plan provides for investments in mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.    Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

During December 2001, the Master Trust depreciated in value by $1,279 as follows (in thousands):
Magellan Fund	$ 1,748
Equity-Income Fund	(49)
Growth Company Fund	4,217
Government Securities Fund	(401)
OTC Portfolio	3,082
Overseas Fund	19
Balanced Fund	997
Asset Manager	(376)
Asset Manager: Growth	(847)
Asset Manager: Income	(49)
U.S. Bond Index Portfolio	(386)
U.S. EQ Index Portfolio	3,827
UAL Stock Fund	(13,061)
$ (1,279)
Plan Expenses

Administrative expenses, which are paid by the Plan, represent administrative and investment manager fees charged by Fidelity, accountant fees, recordkeeping fees charged by Fidelity Institutional Retirement Services Co. and some administrative fees charged by United.    Brokerage and other investment fees are included in the cost of the related security.    United performs certain reporting and supervisory functions for the Plan without charge.

Transfers Between Plans

Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan and the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan.

Participant Loans

Participants may borrow up to 50% of their account balances, not to exceed $50,000.    The minimum that may be borrowed is $1,000.    Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund.    The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (interest rates ranged from 6.50% to 10.00% for the year ended December 31, 2001).    The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment.    Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty.    Participants are able to take out another loan after 12 months from the date the old loan is retired.    Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution.    Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default.    An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.        TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated June 18, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  The Plan was amended, restated, and submitted to the IRS on February 28, 2002 for a determination letter.  The Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

4.      RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by Fidelity.  Fidelity acts as trustee for only those investments as defined by the Plan.    Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

5.        SUBSEQUENT EVENTS

Effective January 1, 2002, the name of the plan changed to United Airlines Ground Employee 401(k) plan.

Effective April 1, 2002, the 401(k) plan contribution limit increased from 15% to 30% of compensation, as defined.

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Air Lines, Inc.
Ground Employees' 401(k)
Retirement Savings Plan

Dated May 15, 2002

/s/Frederic F. Brace
By Frederic F. Brace

Frederic F. Brace
Member, United Air
Lines, Inc. Pension
and Welfare Plans
Administration Committee